EXHIBIT 99.10

CONSENT OF QUALIFIED PERSON

TO:

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

New Brunswick Financial and Consumer Services Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Service Newfoundland and Labrador

AND TO: Eldorado Gold Corporation

I, Ertan Uludag, P. Geo., Manager Resource Geology, for Eldorado Gold Corporation, hereby consent to the public filing of the technical report titled “Technical Report, Lamaque Project, Quebec” dated March 31, 2022 and effective December 31, 2021 (the “Technical Report”) with the securities regulatory authorities referred to above.

I further consent (a) to the public filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Eldorado Gold Corporation on its company website or otherwise.

I have read the annual information form of Eldorado Gold Corporation dated March 31, 2022 (the “AIF”) and the news release of Eldorado Gold Corporation dated February 24, 2022 (the “News Release”). I hereby consent to being named in the AIF and News Release as having prepared the Technical Report and to the use of the Technical Report, and extracts from the Technical Report, or a summary of the Technical Report in the AIF and News Release.

I confirm that the AIF and News Release fairly and accurately represent the information in the Technical Report that supports the disclosure.

Dated this 31st day of March, 2022.

Sincerely,

/s/ Ertan Uludag
Ertan Uludag, P.Geo. Manager, Resource Geology Eldorado Gold Corporation